DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Xylem, Inc. (“Xylem,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.01 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK

We are authorized to issue 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, having no stated par value. No shares of preferred stock are currently outstanding.

The principal stock exchange on which our common stock is listed is the New York Stock Exchange under the symbol “XYL.” All outstanding shares of common stock are validly issued, fully paid and nonassessable.

The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our fourth amended and restated articles of incorporation and our fifth amended and restated by-laws, each of which is incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. There is no provision for cumulative voting with regard to the election of directors.

Dividend and Liquidation Rights

Subject to all the rights of the holders of the preferred stock, the holders of shares of common stock shall be entitled to receive, when, as and if declared by the board of directors, out of funds legally available for the payment thereof, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, and subject to the rights of the holders of the preferred stock, the remaining assets of Xylem available for distribution shall be distributed to the holders of the common stock ratably according to the number of shares of common stock held by such holder.

Other Rights

The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions of our Articles of Incorporation, our By-laws and Indiana Law

Various provisions contained in our articles of incorporation, our by-laws and Indiana law could delay or discourage some transactions involving an actual or potential change in control of Xylem and may limit the ability of our shareholders to remove current management or approve transactions that our shareholders may deem to be in their best interests. Provisions in our articles of incorporation and our by-laws:

•authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•do not authorize cumulative voting;

•authorize the board of directors to supplement, amend, or repeal the by-laws and to adopt new by-laws;

•provide that a special meeting of the shareholders may be called by (i) the board of directors, (ii) the chair of the board of directors, or (iii) the secretary upon the request of at least 25 percent of the outstanding shares of common stock entitled to vote on the matter or matters to be brought before the proposed special meeting;

•in connection with shareholder meetings, provide an advance written notice procedure with respect to shareholder nomination for directors and bringing other business; and

•provide that our directors may fill any vacancies on our board of directors, including newly created board seats resulting from an increase in the authorized number of directors and vacancies resulting from death, retirement, resignation, or removal.